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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the month of November, 2002


                                  TVX GOLD INC.
                -------------------------------------------------
                 (Translation of registrant's name into English)

                           Suite 1200, 220 Bay Street
                            Toronto, Ontario M5J 2W4
                -------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [_]               Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes       [_]               No        [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________.


Index on Page 2 of 6.

                                      INDEX

                     Items Furnished Under Cover of Form 6-K
                     ---------------------------------------

ITEM                                                                        PAGE
----                                                                        ----

Form 6-K Cover Sheet                                                         1

Index of Items Furnished Under Cover of Form 6-K                             2

Material Change Report of TVX Gold Inc., dated as of November 21, 2002       3

Signature Page                                                               6

                             MATERIAL CHANGE REPORT

                SUBSECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
       AND EQUIVALENT SECTIONS IN THE SECURITIES ACTS OF EACH OF THE OTHER
                              PROVINCES OF CANADA

1.       REPORTING ISSUER
         ----------------

         TVX Gold Inc.
         220 Bay Street, Suite 1200
         Toronto, Ontario
         M5J 2W4

2.       DATE OF MATERIAL CHANGE
         -----------------------

         November 19, 2002

3.       PUBLICATION OF MATERIAL CHANGE
         ------------------------------

         Press Release issued at Toronto, Ontario, on November 19, 2002.

4.       SUMMARY OF MATERIAL CHANGE
         --------------------------

         TVX Gold Inc. ("TVX"), Kinross Gold Corporation ("Kinross") and Echo Bay Mines Ltd. ("Echo Bay") have agreed to amend the agreement providing for the proposed combination of the companies to extend the termination date from November 30, 2002 to January 31, 2003 (which date shall automatically be extended to February 28, 2003 if on January 31, 2003 the combination is not completed only because a final order of the Superior Court of Ontario approving the combination has not been obtained).

5.       FULL DESCRIPTION OF MATERIAL CHANGE
         -----------------------------------

         AMENDMENT OF COMBINATION

         TVX Gold Inc. ("TVX"), Kinross Gold Corporation ("Kinross") and Echo Bay Mines Ltd. ("Echo Bay") have agreed to amend the agreement providing for the proposed combination of the companies to extend the termination date from November 30, 2002 to January 31, 2003 (which date shall automatically be extended to February 28, 2003 if on January 31, 2003 the combination is not completed only because a final order of the Superior Court of Ontario approving the combination has not been obtained).

         As a result of the U.S. Securities and Exchange Commission's ongoing review of the preliminary proxy statement filed with the Commission on July 16, 2002 and refiled on September 17, 2002, the companies determined that they would not be able to finalize and mail their respective proxy materials in time to hold the special meetings for purposes of considering the proposed combination prior to November 30, 2002. The companies currently anticipate that the special meetings will be held in early 2003.

         AMENDMENT OF TVX NEWMONT AMERICAS PURCHASE

         TVX and  Newmont  agreed  to amend  the  agreements  providing  for the proposed acquisition by TVX of Newmont's approximate 50% non-controlling interest in the TVX Newmont Americas joint venture to extend the due date of the promissory note. The due date of the promissory note has been extended from December 13, 2002, to the earliest of (i) June 16, 2003, (ii) the seventh day following the date of the promissory note, if Kinross has completed a sale of any of its equity securities pursuant to a public offering, a bought deal, or a private placement other than a sale of any of its equity securities pursuant to an existing option, warrant or other obligation to issue such securities (any such transaction an "Equity Issue"), completed prior to the date of the promissory note and has received aggregate gross proceeds of not less than the Canadian Dollar equivalent of U.S.$90 million from such Equity Issue; and (iii) the date Kinross receives proceeds from any Equity Issue that is completed after the date of the promissory note. The purchase of Newmont's interest remains conditional upon, and is expected to be completed concurrently with the completion of the Arrangement.

         AMENDMENT OF BEECH LOCK-UP

         TVX and Beech L.L.C. agreed to amend the lock-up agreement, pursuant to which Beech has agreed to vote its TVX common shares in favour of the participation of TVX in the combination at TVX's special meeting, to extend the termination date for the combination from December 31, 2002 to February 28, 2003, and to extend the deadline for holding the TVX, Kinross and Echo Bay special meetings from December 27, 2002 to February 28, 2003.

6.       RELIANCE ON  SUBSECTION  75(3) OF THE  SECURITIES  ACT  (ONTARIO)  AND
         ----------------------------------------------------------------------
         SIMILAR PROVISIONS OF APPLICABLE SECURITIES LAWS
         ------------------------------------------------

         Not applicable.

7.       OMITTED INFORMATION
         -------------------

         Not applicable.

8.       SENIOR OFFICER
         --------------

         For further information contact R. Gregory Laing, General Counsel, Vice President and Corporate Secretary of TVX Gold Inc., (416) 941-0141 or glaing@tvxgold.com.
         ------------------

9.       STATEMENT OF SENIOR OFFICER
         ---------------------------

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this 21st day of November, 2002.

                                      TVX GOLD INC.


                             Per:     /s/ R. GREGORY LAING
                                      ----------------------------------------
                                      R. Gregory Laing
                                      General Counsel, Vice President
                                      and Corporate Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              TVX GOLD INC.


Dated: November 26, 2002                  By: /s/ R. GREGORY LAING
      -------------------                     ----------------------------------
                                                 R. Gregory Laing
                                                 General Counsel, Vice President
                                                 and Corporate Secretary

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                                                           Portland, OR  97204

                                                           Main: 503.224.3380
                                                           Fax:  503.220.2480
                                                           www.stoel.com


                                                           Kyle D. Wuepper
                                                           Direct (503) 294-9838
                                                           kdwuepper@stoel.com

November 26, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549


Attention:  Division of Corporation Finance and Office of International
            -----------------------------------------------------------
            Corporate Finance
            -----------------

RE:      TVX GOLD INC.
         FILE NO. 00113244


Enclosed for filing on behalf of TVX Gold Inc. (the "Company") is the Company's Report on Form 6-K for the month of November 2002.

Very truly yours,



Kyle D. Wuepper

KDW:mej
Enclosures
cc:      Ms. Andrea FitzGerald (w/o encls.)
         Ms. Carolyn M. Vogt (w/o encls.)